UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30548 / June 4, 2013

In the Matter of	:
	:
FS INVESTMENT CORPORATION	:
FS ENERGY AND POWER FUND	:
FS INVESTMENT CORPORATION II	:
FB INCOME ADVISOR, LLC	:
FS INVESTMENT ADVISOR, LLC	:
FSIC II ADVISOR, LLC	:
BROAD STREET FUNDING LLC	:
ARCH STREET FUNDING LLC	:
LOCUST STREET FUNDING LLC	:
RACE STREET FUNDING LLC	:
WALNUT STREET FUNDING LLC	:
FSEP TERM FUNDING, LLC	:
EP INVESTMENTS LLC	:
FSEP-BBH, INC.	:
ENERGY FUNDING LLC	:
EP FUNDING LLC	:
DEL RIVER LLC	:
COOPER RIVER LLC	:
LEHIGH RIVER LLC	:
COBBS CREEK LLC	:
	:
Cira Centre	:
2929 Arch Street, Suite 675	:
Philadelphia, PA 19104	:
	:
(812-13665)	:
	:

ORDER UNDER SECTIONS 17(d), 57(a)(4) and 57(i) OF THE INVESTMENT COMPANY
ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FB
Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, Broad Street
Funding LLC, Arch Street Funding LLC, Locust Street Funding LLC, Race Street Funding LLC,
Walnut Street Funding LLC, FSEP Term Funding, LLC, EP Investments LLC, FSEP-BBH, Inc.,
Energy Funding LLC, EP Funding LLC, Del River LLC, Cooper River LLC, Lehigh River LLC
and Cobbs Creek LLC filed an application on June 12, 2009, and amendments to the application

on August 17, 2010, February 22, 2012, May 15, 2012, October 15, 2012, March 27, 2013 and May 9, 2013, requesting an order under sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order permits certain business development companies ("BDCs") to co-invest with certain affiliated investment funds in portfolio companies.

On May 9, 2013, a notice of the filing of the application was issued (Investment Company Act Release No. 30511). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the BDCs in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d), 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by FS Investment Corporation, et al. (File No. 812-13665) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary